Exhibit 12 (b)
General Electric Capital Services, Inc. and consolidated affiliates Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Years ended December 31
(Dollars in millions)	2004	2003	2002	2001	2000

Net earnings	$8,161	$7,415	$3,611	$5,417	$5,192
Provision for income taxes	1,540	1,458	(79)	1,380	1,912
Minority interest	390	129	143	163	214
Earnings before income taxes and minority interest	10,091	9,002	3,675	6,960	7,318

Fixed charges:
Interest	11,474	10,367	10,078	10,836	11,415
One-third of rentals	332	298	326	335	392
Total fixed charges	11,806	10,665	10,404	11,171	11,807

Less interest capitalized, net of amortization	(37)	(23)	(38)	(88)	(121)

Earnings before income taxes and minority interest,
plus fixed charges	$21,860	$19,644	$14,041	$18,043	$19,004

Preferred stock dividend requirements	$1	$1	$1	$1	$1
Ratio of earnings before provisions for income
taxes to net earnings	1.19	1.20	0.98	1.25	1.37

Preferred stock dividend factor on pre-tax basis	1	1	1	1	1
Fixed charges	11,806	10,665	10,404	11,171	11,807
Total fixed charges and preferred stock dividend
requirements	$11,807	$10,666	$10,405	$11,172	$11,808

Ratio of earnings to combined fixed charges and
preferred stock dividends	1.85	1.84	1.35	1.62	1.61